                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 4)


                        Cadus Pharmaceutical Corporation
                        --------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    127639102
                                    ---------
                                 (CUSIP Number)

                                  Sandra Leung
                          Bristol-Myers Squibb Company
                                 345 Park Avenue
                               New York, NY 10154
                                 (212) 546-4000
               --------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               November 15, 2000
                               ------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: 9

                                  SCHEDULE 13D
------------------------
CUSIP No. 127639102
------------------------

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      -------------------------------------------------

                        BRISTOL-MYERS SQUIBB COMPANY
                        I.R.S. Employer Identification Number 22-079-0350

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                                                           (b) X

--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
                               WC

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

--------------------------------------------------------------------------------
NUMBER OF                      7    SOLE VOTING POWER
SHARES                                    1,927,673
BENEFICIALLY                        --------------------------------------------
OWNED BY                       8    SHARED VOTING POWER
EACH                                          0
PERSON                              --------------------------------------------
EACH                           9    SOLE DISPOSITIVE POWER
PERSON                                    1,927,673
WITH                                --------------------------------------------
                              10    SHARED DISPOSITIVE POWER
                                              0
--------------------------------------------------------------------------------

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 1,927,673

--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   14.6%

--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON
                                     CO

CUSIP No. 127639102                                                 Page 3 of 11


This Amendment No. 4 is being filed to replace and supercede the Schedule B to this 13D previously filed.

Item 1.  Security and Issuer.

                  The class of equity securities to which this Statement relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of Cadus Pharmaceutical Corporation, a Delaware corporation (the "Issuer"), which has its principal executive offices at 767 Fifth Avenue, New York, NY 10153.

Item 2.  Identity and Background.

                  This Amendment is being filed by Bristol-Myers Squibb Company, a Delaware corporation (the "Company"). The Company conducts its principal business and maintains its principal office at 345 Park Avenue, New York, NY 10154. The Company is a diversified, worldwide health and personal care company whose principal businesses are pharmaceuticals, consumer products, nutritionals and medical devices.

                  The name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Company is set forth on Schedule A which is incorporated herein by reference.

                  During the past five years, neither the Company nor, to the best knowledge of the Company, any of its executive officers or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  In July 1994, the Issuer and the Company entered into a research collaboration, whereby the Company agreed to make an initial equity investment of $12,500,000 in the Issuer's Series B Preferred Stock. The Company made an additional equity investment of $5,000,000 in the Issuer's Series B Preferred Stock in September 1995 upon the Issuer achieving a research milestone. Both equity investments came out of the working capital of the Company.

CUSIP No. 127639102                                                 Page 4 of 11


                  On July 17, 1996, the Issuer completed an initial public offering of its Common Stock with a per share offering price of $7.00. The Company made an additional equity investment of $2,500,000, acquiring 355,000 shares of Common Stock. The purchase price for this investment came out of the working capital of the Company.

Item 4.  Purpose of Transaction.

                  The Company acquired the Common Stock of the Issuer for the purpose of making an investment in the Issuer and not with the view to, or for resale in connection with, any distribution thereof. The Common Stock of the Issuer was initially acquired in connection with a research collaboration between the Company and the Issuer which expired in July 1999.

                  The Company and the Issuer are parties to a letter agreement (the "Letter Agreement") concerning the Company's shares of the Common Stock. Such Letter Agreement is filed as an exhibit hereto and is incorporated herein by reference. The Letter Agreement includes certain notice requirements and transfer restrictions with respect to the Company's shares of the Common Stock. Subject to market conditions and the Letter Agreement, the Company may, in its sole discretion, sell all or a portion of its shares of Common Stock from time to time in open market transactions or otherwise.

Item 5.  Interest in Securities of the Issuer.

                  To the best knowledge of the Company, the Company is the beneficial owner of 1,927,673 shares of Common Stock of the Issuer or approximately 14.6% of the Common Stock of the Issuer currently outstanding. The Company has the sole power to vote and dispose of all the shares of the Common Stock of the Issuer which it owns.

                  Except as set forth in this Item 5 and on Schedule B attached hereto which is incorporated herein by reference, neither the Company nor, to the best knowledge of the Company, any of its officers or directors owns any shares of Common Stock.

CUSIP No. 127639102                                                 Page 5 of 11


                  Except as set forth in Item 3 and on Schedule B attached hereto which is incorporated herein by reference, neither the Company nor, to the best knowledge of the Company, any of its executive officers or directors has effected any transaction in shares of Common Stock during the past sixty
(60) days.

Item 6.  Contracts, Arrangements, Understanding or Relationships With Respect
             to Securities of the Issuer.

                  The Preferred Stock Purchase Agreement, together with First Amendment thereto, filed as an exhibit hereto are incorporated herein by reference. Except as set forth in such Agreement or the Letter Agreement, neither the Company nor, to the best knowledge of the Company, any of its officers or directors have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         1. Preferred Stock Purchase Agreement dated as of July 26, 1994 between Issuer and the Company concerning Series B Preferred Stock, together with the First Amendment thereto dated as of October 31, 1995 (incorporated herein by reference to Exhibit No. 10.8 to Registration Statement No. 333-4441 on Form S-1).

         2. Letter Agreement dated March 23, 1999 between the Issuer and the Company (incorporated herein by reference to Exhibit No. 2 to Amendment No. 2 to this Schedule 13D).

CUSIP No. 127639102                                                 Page 6 of 11


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:    November 15, 2000


                                             BRISTOL-MYERS SQUIBB COMPANY

                                             By:      /s/ Sandra Leung
                                                 -------------------------------
                                                      Sandra Leung
                                                      Secretary

CUSIP No. 127639102                                                 Page 7 of 11


                                   SCHEDULE A

                  The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of the Company. Each of the directors and executive officers of the Company is a citizen of the United States. Each of the Company's executive officer's business address is 345 Park Avenue, New York, New York 10154, unless otherwise indicated.

Name and Business Address                         Present Principal Occupation
-------------------------                         ----------------------------
Directors of Bristol-Myers Squibb Company
-----------------------------------------
Charles A. Heimbold, Jr.                          Chairman and Chief Executive Officer
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY  10154

Robert E. Allen                                   Retired Chairman and Chief Executive
AT&T Corp.                                        Officer
101 JFK Parkway
Room 1D403
Short Hills, NJ  07078

Lewis B. Campbell                                 Chairman and Chief Executive Officer
Textron Inc.
40 Westminister Street
Providence, RI  02903-2596

Vance D. Coffman                                  Chairman and Chief Executive Officer
Lockheed Martin Corporation
6801 Rockledge Drive
Bethseda, MD  20817

Peter R. Dolan                                    President
Bristol-Myers Squibb Company
345 Park Avenue
New York, NY  10154

Ellen V. Futter                                   President
American Museum of Natural History
Central Park West at 79th Street
New York, NY  10024

CUSIP No. 127639102                                                 Page 8 of 11


Name and Business Address                         Present Principal Occupation
-------------------------                         ----------------------------
Louis V. Gerstner, Jr.                            Chairman and Chief Executive Officer
IBM Corporation
New Orchard Road
Armonk, NY  10504

Laurie H. Glimcher, M.D.                          Professor of Medicine and Immunology
Harvard Medical School and
Harvard School of Public Health
Department of Immunology and Infectious Diseases
651 Huntington Avenue, FXB-2
Boston, MA  02115

Leif Johansson                                    President and Chief Executive Officer
AB Volvo
SE-40508
Goteborg, Sweden

James D. Robinson III                             Chairman and Chief Executive Officer
RRE Investors
126 East 56th Street, 22nd Floor
New York, NY  10022

Louis W. Sullivan, M.D.                           President
Morehouse School of Medicine
720 Westview Drive, S.W.
Atlanta, GA  30310-1495

Kenneth E. Weg                                    Executive Vice President and Vice Chairman
Bristol-Myers Squibb Company
Route 206 & Provinceline Road
Princeton, NJ  08540

Executive Officers of Bristol-Myers Squibb Company
--------------------------------------------------
Charles A. Heimbold, Jr.                          Chairman and Chief Executive Officer

Harrison M. Bains, Jr.                            Treasurer and Vice President

CUSIP No. 127639102                                                 Page 9 of 11


Name                                              Present Principal Occupation
----                                              ----------------------------
Peter R. Dolan                                    President

Donald J. Hayden, Jr.                             Executive Vice President, Strategy &
                                                  e-Business

George P. Kooluris                                Senior Vice President,
                                                  Corporate Development

Richard J. Lane                                   President, Worldwide Medicines Group

Sandra Leung                                      Secretary

John L. McGoldrick                                Executive Vice President and
                                                  General Counsel
                                                  President, Medical Devices Group

Michael F. Mee                                    Executive Vice President and
                                                  Chief Financial Officer

Peter S. Ringrose, Ph.D.                          Chief Scientific Officer and
                                                  President, Pharmaceutical Research Institute

Stephen I. Sadove                                 Senior Vice President and
                                                  President, Clairol

Frederick S. Schiff                               Senior Vice President, Financial Operations
                                                  & Controller

John L. Skule                                     Senior Vice President, Public and
                                                  Environmental Affairs

Charles G. Tharp, Ph.D.                           Senior Vice President, Human Resources

Kenneth E. Weg                                    Executive Vice President and Vice Chairman

CUSIP No. 127639102                                                Page 10 of 11


                                   SCHEDULE B

                          Shares of Common Stock Owned

                                      None.



                     Transactions in Shares of Common Stock
                             during the Last 60 Days
                     --------------------------------------

The Company sold Common Stock of the Issuer on the open market during the last 60 days as described below:

Date:                      Number of Shares:                  Price Per Share:
---------                  -----------------                  ----------------
10/02/00                   10,000                             1.04
10/03/00                    5,000                             1.01
10/04/00                   10,000                             1.03
10/05/00                      500                             1.03
10/06/00                    1,000                             1.0
10/09/00                    1,700                             1.0
10/16/00                    5,000                             1.0
10/18/00                      500                             1.02
10/20/00                    6,300                             1.01
10/23/00                    2,500                             1.0
10/27/00                    5,000                             1.0
11/09/00                   81,500                             1.04
11/13/00                    5,000                             1.03

CUSIP No. 127639102                                                Page 11 of 11


                                  EXHIBIT INDEX

Exhibit
Number            Document
-------           --------

  1        Preferred Stock Purchase Agreement dated as of July 26, 1994 between
           Cadus Pharmaceutical Corporation and Bristol-Myers Squibb Company, together with the First Amendment thereto dated as of October 31, 1995 (incorporated herein by reference to Exhibit No. 10.8 to Registration Statement No. 333-4441 on Form S-1).

  2        Letter Agreement dated March 23, 1999 between the Issuer and the
           Company (incorporated herein by reference to Exhibit No. 2 to Amendment No. 2 to this Schedule 13D).